# SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

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## SCHEDULE 13G
### (Rule 13d-102)

**Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c) and (d)
and Amendments
Thereto Filed Pursuant To 13d-2**

**Under the Securities Exchange Act of 1934**

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# NOAH HOLDINGS LIMITED

(Name of Issuer)

**American depositary shares, two of which represent one ordinary share[1], par value US$0.0005 per share**
(Title of Class of Securities)

**65487X102**[2]

(CUSIP Number)

**7 May 2013**
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

[*] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]   Not for trading; two American depositary shares represent one ordinary share.
[2]   This CUSIP number applies to the Issuer's American depositary shares.

| 1. | NAMES OF REPORTING PERSONS **GREENWOODS ASSET MANAGEMENT LIMITED.** I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) **NOT APPLICABLE** |
|---|---|
| 2. | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ |
| 3. | SEC USE ONLY |
| 4. | CITIZENSHIP OR PLACE OF ORGANIZATION **CAYMAN ISLANDS** |

| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 5. | SOLE VOTING POWER **00,000** |
|---|---|---|
| | 6. | SHARED VOTING POWER **2,814,826 American depositary shares, which represent 1,407,413 ordinary shares** |
| | 7. | SOLE DISPOSITIVE POWER **00,000** |
| | 8. | SHARED DISPOSITIVE POWER **2,814,826 American depositary shares, which represent 1,407,413 ordinary shares** |

| 9. | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **2,814,826 American depositary shares, which represent 1,407,413 ordinary shares** |
|---|---|
| 10. | CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐ |
| 11. | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) **5.1%** |
| 12. | TYPE OF REPORTING PERSON (see instructions) **FI** |

| 1. | NAMES OF REPORTING PERSONS |
|---|---|

**GREENWOODS ASSET MANAGEMENT HOLDINGS LIMITED**

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

**NOT APPLICABLE**

| 2. | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP |
|---|---|
| | (see instructions) |
| | (a) ☐ |
| | (b) ☒ |
| 3. | SEC USE ONLY |

| 4. | CITIZENSHIP OR PLACE OF ORGANIZATION |
|---|---|

**BRITISH VIRGIN ISLANDS**

| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 5. | SOLE VOTING POWER |
|---|---|---|
| | | **00,000** |
| | 6. | SHARED VOTING POWER |
| | | **2,814,826 American depositary shares, which represent 1,407,413 ordinary shares** |
| | 7. | SOLE DISPOSITIVE POWER |
| | | **00,000** |
| | 8. | SHARED DISPOSITIVE POWER |
| | | **2,814,826 American depositary shares, which represent 1,407,413 ordinary shares** |

| 9. | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON |
|---|---|

**2,814,826 American depositary shares, which represent 1,407,413 ordinary shares**

| 10. | CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |
|---|---|
| | (see instructions)  ☐ |

| 11. | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) |
|---|---|

**5.1%**

| 12. | TYPE OF REPORTING PERSON (see instructions) |
|---|---|

**HC**

| 1. | NAMES OF REPORTING PERSONS |
|---|---|
| | **UNIQUE ELEMENT CORP** |
| | I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) |
| | **NOT APPLICABLE** |

| 2. | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP |
|---|---|
| | (see instructions) |
| | (a)  ☐ |
| | (b)  ☒ |

| 3. | SEC USE ONLY |
|---|---|

| 4. | CITIZENSHIP OR PLACE OF ORGANIZATION |
|---|---|
| | **BRITISH VIRGIN ISLANDS** |

| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 5. | SOLE VOTING POWER |
|---|---|---|
| | | **00,000** |
| | 6. | SHARED VOTING POWER |
| | | **2,814,826 American depositary shares, which represent 1,407,413 ordinary shares** |
| | 7. | SOLE DISPOSITIVE POWER |
| | | **00,000** |
| | 8. | SHARED DISPOSITIVE POWER |
| | | **2,814,826 American depositary shares, which represent 1,407,413 ordinary shares** |

| 9. | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON |
|---|---|
| | **2,814,826 American depositary shares, which represent 1,407,413 ordinary shares** |

| 10. | CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |
|---|---|
| | (see instructions)  ☐ |

| 11. | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) |
|---|---|
| | **5.1%** |

| 12. | TYPE OF REPORTING PERSON (see instructions) |
|---|---|
| | **HC** |

| 1. | NAMES OF REPORTING PERSONS<br><br>**JINZHI JIANG**<br><br>I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)<br><br>**NOT APPLICABLE** |
|---|---|
| 2. | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<br>(see instructions)<br>(a) ☐<br>(b) ☒ |
| 3. | SEC USE ONLY |
| 4. | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>**PEOPLE'S REPUBLIC OF CHINA** |

| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 5. | SOLE VOTING POWER<br><br>**00,000** |
|---|---|---|
| | 6. | SHARED VOTING POWER<br><br>**2,814,826 American depositary shares, which represent 1,407,413 ordinary shares** |
| | 7. | SOLE DISPOSITIVE POWER<br><br>**00,000** |
| | 8. | SHARED DISPOSITIVE POWER<br><br>**2,814,826 American depositary shares, which represent 1,407,413 ordinary shares** |

| 9. | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>**2,814,826 American depositary shares, which represent 1,407,413 ordinary shares** |
|---|---|
| 10. | CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES<br>(see instructions) ☐ |
| 11. | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)<br><br>**5.1%** |
| 12. | TYPE OF REPORTING PERSON (see instructions)<br><br>**HC** |

**Item 1.**

    (a)   Name of Issuer
           **Noah Holdings Limited**

    (b)   Address of Issuer's Principal Executive Offices
           **6th Floor, Times Finance Center**
           **No. 68 Middle Yincheng Road**
           **Pudong, Shanghai 200120**
           **People's Republic of China**

**Item 2.**

    (a)   Name of Person Filing
           **GREENWOODS ASSET MANAGEMENT LIMITED ("GAML")**
           **GREENWOODS ASSET MANAGEMENT HOLDINGS LIMITED ("GAMHL")**
           **UNIQUE ELEMENT CORP ("UEC")**
           **JINZHI JIANG ("JIANG")**

    (b)   Address of the Principal Office or, if none, residence
           **FOR GAML: Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1111-1, Cayman Islands**
           **FOR GAMHL & UEC: Sea Meadow House, Blackburne Highway, Road Town, Tortola, British Virgin Islands**
           **FOR JIANG: Suite 1001, Jingying Building B, 1518 Minsheng Road, Shanghai, PR China 200135**

    (c)   Citizenship
           **FOR GAML: CAYMAN ISLANDS**
           **FOR GAMHL & UEC: BRITISH VIRGIN ISLANDS**
           **FOR JIANG: PEOPLE'S REPUBLIC OF CHINA**

    (d)   Title of Class of Securities
           **American depositary shares, two of which represent one ordinary share, par value US$0.0005 per share**

    (e)   CUSIP Number
           **65487X102**

**Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:**

    (a)  ☐   Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    (b)  ☐   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c)  ☐   Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d)  ☐   Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

    (e)  ☐   An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

    (f)  ☐   An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

    (g)  ☐   A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

    (h)  ☐   A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

    (i)  ☐   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

    (j)  ☐   Group, in accordance with §240.13d-1(b)(1)(ii)(J).

**Item 4.  Ownership.**

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)        Amount beneficially owned: **2,814,826 American depositary shares, which represent 1,407,413 ordinary shares**

(b)        Percent of class: **5.1%**

(c)        Number of shares as to which the person has: **2,814,826 American depositary shares, which represent 1,407,413 ordinary shares**

  (i)      Sole power to vote or to direct the vote  **00,000**

  (ii)     Shared power to vote or to direct the vote  **2,814,826 American depositary shares, which represent 1,407,413 ordinary shares**

  (iii)    Sole power to dispose or to direct the disposition of  **00,000**.

  (iv)     Shared power to dispose or to direct the disposition of  **2,814,826 American depositary shares, which represent 1,407,413 ordinary shares**

**Item 5.  Ownership of Five Percent or Less of a Class.**

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

**Item 6.  Ownership of More than Five Percent on Behalf of Another Person.**

**NOT APPLICABLE**

**Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.**

**NOT APPLICABLE**

**Item 8.  Identification and Classification of Members of the Group.**

**NOT APPLICABLE**

**Item 9.  Notice of Dissolution of Group.**

**NOT APPLICABLE**

**Item 10.  Certification.**

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

|                                        |
| -------------------------------------- |
| 17 MAY 2013                            |
| Date                                   |

|                                        |
| -------------------------------------- |
| /s/ WONG, CHUNG WAI                    |
| Signature                              |

|                                        |
| -------------------------------------- |
| WONG, CHUNG WAI/HEAD OF COMPLIANCE     |
| Name/Title                             |